# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paid, Inc., CIK 0001017655
CUSIP: 69561N402
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 225 Cedar Hill Street, Marlborough, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 06/21/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-043202
Filed by CIK 0001854194

## Reporting persons
- Smith, John Victor: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 805,100; shared voting power 0; sole dispositive power 805,100; shared dispositive power 0; aggregate amount beneficially owned 805,100 (9.9% of the class)
  Comment: Percent of class based on 8,136,827 shares of the issuer's common stock outstanding as of May 15, 2025, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2025.

## Item 1. Issuer
Name of issuer: Paid, Inc.
Address of issuer's principal executive offices: 225 Cedar Hill Street, Marlborough, MA, 01752

## Item 2. Person Filing
Name of person filing: John Smith
Address of principal business office or, if none, residence: 2275 Inglewood Ct., Naples, FL 34105
Citizenship: X1

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 805100
Percent of class: 9.9
Sole power to vote or to direct the vote: 805100
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 805100
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Smith, John Victor: /s/ John Smith, John Smith (07/23/2025)